EXHIBIT 99.4

WIPRO LIMITED Q1 04-05 EARNINGS INVESTOR CALL (MORNING CALL)
JULY 23, 2004

Moderator: Good afternoon ladies and gentleman. I am Pratibha, the moderator for this conference. Welcome to the Wipro Q1 results conference call. For the duration of the presentation, all participant lines will be in the listen-only mode. I will be standing by for the question and answer session. I would like to hand over the call to the Wipro management. Thank you and over to Wipro.

Lakshminarayana: Thank you Prathibha. Ladies and gentleman, a good day to you from different parts of the world. My name Lakshminarayana and I am based in Bangalore, along with Sridhar in Mountain View, and Anjan in Bangalore, we handle the investor interface for Wipro. We thank you for your interest in Wipro. It is a great pleasure that I welcome you to Wipro’s teleconference post our results for the first fiscal quarter ended June 30, 2004. We have with us in this call, Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer who will comment on the results of Wipro for the quarter ended June 2004. They are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vaswani, President Wipro Infotech, Mr. Vineet Agarwal, President — Wipro Consumer Care and Lighting, Mr. Raman Roy, Chairman Wipro Spectramind, and other members of company’s senior management who will answer questions that you may have on our results. This conference call will of course be archived and a transcript will be available on our website www.wipro.com. Before Mr. Premji starts his address, let me draw to your attention that during the call we might make certain forward looking statement within the meaning of Private Securities Litigation Reforms act of 1995. These statements are based on the management’s current expectations and are associated with uncertainty and risk, which would cause the actual result to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC of USA. Wipro does not undertake any obligation to update forward-looking statement to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman and Managing Director Wipro.

Azim Premji: Good Morning. Your Board of Directors in the meeting held this morning approved the accounts for quarter ending June 30, 2004. Results have been mailed to those registered with us and are also available on our website. Let me share with you some of our thoughts on our performance and our prospects. Building business momentum is a tough task, sustaining it is even tougher. It is gratifying to note that we have been successful in both so far. For the quarter ended June 30, 2004, Revenues in our global IT services business was $300 million ahead of our guidance of $292 million. Consistent with our performance in recent quarters, every single vertical, every single geography, and key service lines witnessed robust Revenue growth. Our sequential Revenue growth of 8.4% in dollar terms was a result of a 10.5% growth in our Enterprise business and a 7.1% growth in our R&D business. In terms of geographies, Europe led the growth with a 20.3% sequential Revenue growth. Among our services, Package Implementation continued its robust growth with an 8.9% sequential increase. Equally important, we witnessed healthy improvement in our price realizations for the second consecutive quarter. While it is too early to claim a return to a period of price increases, pricing pressures are clearly on the wane. Consequent to the above and combined with improving operational efficiencies, we improved our operating margins for the fourth consecutive quarter. In line with our articulation in the last quarter conference call, our BPO business had subdued growth in the June quarter. However, we see improvement in outlook for that business and are confident that it should be back to better growth rates in the current quarter and grow ahead of the industry during the year. Looking ahead the environment we see is one of strong volume growth and stable prices. As more corporates realize the benefits from global delivery of IT services, the share of outsourcing in the IT pie continues to grow in terms of quantum of work as well as in terms of different service lines. This signals well for strong growth in Indian IT services industry. However, wage pressure may pose a challenge to sustaining business profitability. In summary, the prospects are encouraging but there are challenges as well. You may rest assured that Wipro is as committed to growing Revenues and profits as we are to building a global organization. I will now request Suresh Senapaty, our Chief Financial Officer to comment on the financial results before we take questions.

Suresh Senapaty: A very good afternoon to all of you Ladies and Gentlemen. Mr. Premji shared our view on the business environment. I will touch upon a few aspects of the financial and operational significance. For the quarter ended 30 June, 2004, our profit after tax grew by 73% year on year. The return on capital employed of 39% at company level comprised of return on capital employed in global IT business of 66%, in Indian and Asia-Pac IT business of 25%, and consumer care and lighting of 89%. The return on capital employed at company level was lower primarily on account of cash and cash equivalents, which constitutes 39% of capital employed. During the quarter we had sequential Revenue growth of 8.4% in our global IT services business which comprised of 9.2% Revenue growth in the IT services component of that segment and 2.1% growth in the IT enabled services business component of that segment. The 9.2% growth in the services component was driven by a 6.9% growth in the volume of business combined with a 3% increase in our realization rate for work performed Offshore, and 2.8% increase in our realization rate for work performed Onsite at our clients’ offices. The 2.1% growth in our IT enabled services business was primarily due to growth in volume of business partially offset by a sequential decline in price realization.

On forex front, our realized rate for the quarter was Rs.44.82 versus rate of Rs.45.39 realized for the quarter ended March 04. The primary goal of our forex strategy is to de-risk to the extent possible business results from fluctuations in the currency market and to provide a high degree of certainty on our cash flows arising from foreign exchange transactions. In order to ensure that our financial statements reflect the intent of our strategy, we had adopted cash flow hedge accounting in the quarter ended March 31, 2004. The provision to adopt this methodology did not exist in the Indian GAAP. In light of the clarifications issued by the Institute of Chartered Accountants of India in June 2004, and to bring about a higher convergence in reported results under the two GAAPs, we have adopted cash flow hedge accounting in Indian GAAP as well effective quarter ended June 30, 2004.

We have had many queries as to how cash flow hedge accounting actually works. Let me take a moment to explain the essence of this concept. Under the cash flow hedge accounting methodology, forward contracts are designated to forecasted cash flows for different periods of time. The gain/loss on the forward contracts are recognized in the income statement for the period when the forecasted transactions occur. Thus in any reported period the income statement would include gain/loses on forward contracts used for inflows and for allocation to foreign currency assets on the balance sheet. The gain/loses on contracts in excess of the above are not recognized in the income statement for the period but would be so recognized in the future periods. In the absence of cash flow hedge accounting, the entire forward contract would be marked to market thereby inducing volatility in quarterly results, which defeats the basic objective of hedging, which is to minimize that volatility. We therefore believe that this methodology is a better reflection of the business intent. Our forex strategy is yet another reflection of our approach of minimizing the impact of external factors on operational performance. More importantly, it provides reassurance to our stake holders that our earnings are less susceptible to volatility in foreign currency markets. As of 30th June 2004, after allocation of foreign currency assets on balance sheet, we have outstanding hedge of approximately $1 billion deliverable over the next six quarters. The average rates of these contracts are in the range of between Rs.44 and Rs.45.50 per US dollar. The average rates for the contracts maturing in the current financial year are in excess of Rs.45.20. For the quarter ended 30th June, 2004, net income computed in accordance with US GAAP is 91% of the profit after tax as per Indian GAAP. The difference is primarily on account of different Revenue recognition standards, amortization of intangible assets, and accounting for forward contracts.

We are considering a review in compensation of our team in IT services and BPO business during the quarter ending September 04. The compensation increase as well as on certain IP sales which are lumpy by nature can impact operating margins for the quarter ending 30th September, 2004, which we will be able to partially offset through productivity measures. We would be glad to take questions from here.

Moderator: Thank you very much sir. We will now begin the Q&A interactive session, participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to restrict to two questions in the initial round of Q&A session. Our first question comes from Mr. Chetan Shah of Quantum Securities.

Chetan Shah: Excellent results, but the concern on the forex front. In the comprehensive income statement, basically the stockholder’s equity and comprehensive income statement, you have given unrealized loss on cash flow or hedging of 305 crores according to US GAAP. So, when you say that FY05, how much of this will probably come into the coming three quarters either as loss or.., assuming that the currency remains at Rs.46.

Suresh Senapaty: Actually as of 30th of June, the dollar spot was Rs.46.03 and based on that the mark to market has been done through the OCI. I think the OCI is reflected a 300, is about 100 crores worth shown as positive as of 31st of March. As of the balance sheet date of 30th of June, it will be about 200 crores negative and that is the swing which is the number we have picked up. So, yes, you are right that if the dollar-rupee remains at 46 going forward. The 200 crores will be the impact.

Chetan Shah: Okay sir. Thanks.

Suresh Senapaty: But just to clarify this point, this will be the actual realization that will get reflected based on the transaction that do occur.

Chetan Shah: Okay thank you. I will come back later.

Moderator: Thank you very much sir. We have our next question from Mr. Amit Khurana of Investsmart.

Amit Khurana: Hi, thank you. Just, you made a opening remark, when you said some of the IP sales were done during the quarter, could you give us the sense of what kind of sales were these and what are the efforts further on this part.

Suresh Senapaty: In our technology business and also sometimes in the enterprise business we have during the course of our software development we also have some of our IPs which are reusable, and some of the IPs which we sell with lot of customization. So it is this IP which is not necessarily always supported with efforts, which completely flows through to the bottom line, and we had in the last quarter about 0.6% advantage on account of that. So, there is not always a certainty that we will have that, and to that extent there is a bit uncertainty and that is the reason why I highlighted that point.

Amit Khurana: I am sorry, you said 0.6% of sales for the quarter?

Suresh Senapaty: Sorry could you repeat the question.

Amit Khurana: I kind of missed on that number, was it 0.6% of global IT services Revenues for the quarter.

Suresh Senapaty: That is true.

Amit Khurana: Okay. The second part of the question, let me put it, give us a sense of how sustainable the price gains that we have witnessed in the first quarter will be going forward, I am trying to understand, are these one off aberrations of the quarter or are we looking at a sustainable trend given that we may have signed new clients and the impact of those clients is beginning to show for us now.

Vivek Paul: Sure, I think that if I look at it, I will break it into four buckets. I think the first one is fixed price project productivity, I think we are seeing that and that has been a contributor to this year’s price productivity. Ongoing productivity, you know, it is tough to say, you know, that for sure we can do the same levels again, but certainly current levels are sustainable and we should see some slight improvement in that. So, second element is mix, which is being able to sell a higher range of services whether it is package implementation or data warehousing or chip design, we have continuously seen that proportion rise. There is no reason to expect that to slow down, but you know that is something that has helped in the overall realization, should help us to continue to get more on that although in a slow and measured fashion. The third element is new accounts, as we blended in new accounts, we have been able to get pricing on new accounts to be nicely higher than our existing accounts, and as a result that is something that continues to provide us pricing leverage as well. The fourth element is contract re-negotiations with customers. In other words, head to head for the same dollar of previous spends, I have a dollar 10 now versus yesterday, there the environment is still not conducive to being able to do that in any aggressive way. We think that we should be able to do more of that and certainly the number of anecdotal events where we have had those successes is rising but again it is sort of something that we would not call as a continuous trend.

Amit Khurana: Just a follow up to this. Would you then say that the bidding strategy that we would tend to have would be you know longer term or more strategic than just short term?

Vivek Paul: I am not sure I understand what that means.

Amit Khurana: Basically you know the kind of market environment that we have seen in the last few quarters, you know, all the vendors were trying to basically undercut on pricing and other variables that were in our internal control. So, would we say that this would, the current price hike that we have witnessed would bring in some more vendor discipline and particularly we would be less desperate on pricing part now?

Vivek Paul: I should hope so, I mean, I can’t speak through the rest of the companies, I can certainly speak to ours, and I think that we have been both much more disciplined and also have found that in some instances, actually many instances, many of the big deals we won, we won for reasons that had nothing to do with price. It was basically this range of services that we offered. The customer experience through the sales cycle. So, I think that customers themselves are becoming a little bit more sensitive to getting the absolute best dollar deal and I think companies generally are beginning to get a little more disciplined about it. As I said earlier, our new account pricing is nicely higher than our existing accounts.

Amit Khurana: All right, thanks a lot, all the best.

Moderator: Thank you very much sir. Next question comes from Mr. Anantha Narayan of JM Morgan Stanley.

Anantha: Yeah, thanks, good afternoon everyone. This is Anantha. Vivek, I just wanted to touch a bit more on the fixed price productivity improvement that you mentioned, question in two parts, first is can you just give us a bit more details on how you have been able to improve the productivity, and secondly do you think that the fixed price proportion would increase the percentage of Revenue over the next say maybe couple of years or so.

Vivek Paul: Well, first of all, I think that if you look at the drivers for the productivity, it basically has been a very tight process were we have used six sigma tools, we have used implementation of I guess it may be linked to six sigma as some of the statistical tools in terms of managing what we put in terms of effort and that has given us some good productivity benefit. I think that as far as on the going forward basis, if you look at the last several quarters, our fixed price projects as a percentage of Revenue have come down I would say for the last five quarters and I think that what we expect is that as we have been able to really tighten the productivity focus on the fixed price projects, maybe in another quarter or two, it would start rising again, and as a result to specifically answer your question, not by any efforts or any great crystal balls I would say two years down we will probably have a higher percentage of fixed price projects that we do today.

Anantha: Thanks sir. Finally, Senapaty if you could just clarify the last statement that you have made. Did you suggest that you will probably have some wage increases in this quarter?

Suresh Senapaty: That is right. We are waiting for a review of the compensation in this quarter. We already have for the IT enabled services, their compensation revision has already been done as of 1st July. On the IT services front, will be looked at this quarter.

Anantha: What was the extent on the IT enabled services side?

Suresh Senapaty: It was about 15-18% range over and above net of all the adjustments for productivity increases and so on.

Anantha: Okay, and Senapaty you also mentioned the second reason which I didn’t catch either for the potential impact on margins.

Suresh Senapaty: We talked about the lumpy IP sales.

Anantha: Okay.

Suresh Senapaty: We had about 0.6% of global IT business margin enhancements in the last quarter on account of that.

Anantha: Okay thanks a lot.

Suresh Senapaty: Thank you.

Moderator: Thank you very much sir. Participants are requested to restrict to two questions in the initial round. Next in line we have Mr. Mahesh Vaze from Birla Securities.

Mahesh: Hi. I just wanted to understand on the BPO side, obviously the Revenues are almost flat and the billing rates have come down, so what exactly is happening here? Even the last quarter there was some slowdown in the Revenue growth, are there some internal issues here or externally clients are not ramping up fast enough?

Raman Roy: Basically, it is a combination of multiple factors and that is what we brought up at the last quarter also that there are one time projects which we got at the end of last calendar year. Some of them carried forward into this quarter, which were one time projects. There has been a reduction in volume for certain processes of certain customers. While that customer has overall grown, certain processes that we were handling for those customers had a decline because those products in their market place had a decline. For one particular customer, we had a change in their go to market model where there a retail customer that moved from a catalog sales which led to a lot of volume coming us to a in store sale model, which had a dramatic decrease in the volumes. We do not see this as an ongoing long term issue, as Mr. Premji said in his opening remarks, we see an upturn and we should be back to rates of growth that would match or beat the industry levels.

Mahesh: Raman, also the pricing has moved in a different direction from IT services. Overall, there seems to be lots of optimism on pricing. So, is that an aberration, and what is the deal?

Raman Roy: Yeah, we have a price realization of $13.6 as we had commented on multiple occasions in the past, we see the per hour rate realization to be in the range of $13-14. This gets impacted by the one-time projects that we get, you know, they lead to a higher per hour Revenue. We think 13.6 which is well within the range that we believe is there. We do not again see any concern. Vivek articulated earlier that what we are saying in the market place is a decrease on the pressure on pricing. It is not eliminated, but there is a decrease on the pressure on pricing.

Mahesh: One last small thing, this salary hike that you talked about Senapaty, is it, effective when would the salary hike be there on the IT services side, and are you considering anything, any hike on the Onsite salaries front?

Suresh Senapaty: We have said that this quarter we will do a review of that, and we have not closed out in terms of the date of effectiveness or the amount impacted.

Mahesh: And Onsite, also are you considering?

Suresh Senapaty: Yes, both Offshore and Onsite will be looked at.

Mahesh: Okay fine. Thanks a lot.

Vivek Paul: But we will be staggering salary increases over the year. So, it is not that there will be one grand day; it will be stretched over a period of time.

Mahesh: Okay. Thanks.

Moderator: Thank you very much sir. We have our next question from Mr. Pramod Gupta of HSBC Securities.

Pramod: Hi. I just wanted to understand what is the duration of these hedges that you have currently, for what period are they extending, the billion $ hedge.

Suresh Senapaty: It is about over the next six quarters.

Pramod: Next six quarters. Are they backed by the actual cash flows or is there over hedging also in, element in this cover.

Suresh Senapaty: They are backed by actual forecasted cash flow.

Pramod: Okay. Thanks a lot.

Moderator: Thank you very much sir. Coming up next is a question from Ms. Priya of Refco.

Priya: Good afternoon sir.

Moderator: Hello madam.

Priya: Hello.

Moderator: Are you on a speakerphone?

Priya: Yes.

Moderator: Can you kindly pick up your handset.

Priya: Yeah, this is Priya from Refco Sify, congratulations on good set of numbers. My question relates back to pricing. If Vivek could you give us an idea as the composition of R&D services would increase in the service offerings, would you imply that the pricing would grow at a much higher rate?

Vivek Paul: Actually there is not a significant difference between pricing on R&D services versus pricing on IT. Furthermore, the trends are not in one direction, for example, this quarter our IT businesses grew at 11% sequentially versus 7% sequentially over R&D, which is the opposite of what had been happening in the last couple of quarters. So, I would say that the mix shift is really more around high level services regardless of whether it is an IT or R&D.

Priya: Okay, and if you could give us what is the market share which you corner, especially in the R&D services with respect to your clients who outsource to India.

Vivek Paul: I would say that, you know, I don’t have that number off the top of my head just because we don’t, there is not a keen measure of R&D, but I think that if you look at our biggest competitor in the R&D outsourcing services which really is no company, it is the customer’s own India development centers. And, you know, frankly if you hold that aside, I mean, we are the largest IT R&D services provider versus anybody else by a pretty healthy margin.

Priya: And do you expect the volume growth to pick up from the current blended growth of 6.9%.

Vivek Paul: I think that you know we had given guidance on an overall Revenue number for next quarter and that is pretty consistent with guidance we had given two quarters ago for the quarter that just went by. So I think that you know we are maintaining some level of consistency of outlook. I don’t think we have broken it down in to volume and price elements.

Priya: Thank you very much and all the best for the future.

Vivek Paul: Thank you.

Moderator: Thank you very much madam. Next on line is Mr. Trideep Bhattacharya from UBS.

Trideep: Hi. First question on the demand environment. We had a quite a few tech companies globally and also so many enterprise software companies in the US coming out with warning, do you see any change in the demand environment with respect to IT services or if you could explain in your opinion what is happening.

Vivek Paul: Well I think what we have seen, and you know, you are talking about one man’s views, so it is not like they spit in my ear about what is going on. But I think that what we are seeing is that June was a disappointing month for a lot of companies. I think whether you are a software company or a hardware company, and as a result, you know, software companies who punched up their sales at the end of the quarter ended up finding customers being in a position where they were too uncertain about all the oil price and outcome of the election and Iraq war and all that stuff, you know, and so that being happened, we also saw the hardware companies, for example Flextronics calling for the software outlook. So I think that what we are seeing is a level of caution going into the lead up to the elections I think in the US. On the other side, from our own business perspective, we continue to see that while certainly we think that demand would have been higher and the growth could have been even faster had there not been all this controversy around Offshore outsourcing. I think that we continue to have a pretty steady growth. If you look at our existing accounts, if you look at our top 50 accounts, 27 of our 50 accounts show double digit sequential growth. So what you are seeing is, you are seeing continued growth in our existing accounts. If you look at the new account acquisition, we have had 35 new accounts, 23 of them in the United States. So, again you know accounts are coming to us and I talked about the pricing earlier, pricing in new accounts being nicely higher than existing business. So I think what we are seeing is that the outlook for us given the value proposition we have continues to be strong. In terms of the impact of what is happening in the environment, what is going to happen to us, I think that if you think about the last quarter we saw some good growth in what I would call the vanilla services as well, which is ADM, and you know that is just continuing to chug along as we continue to go after what we would call late entrants into the Offshore space like oil and gas companies and pharmaceutical companies where we have had some pretty nice wins.

Trideep: I see. Second thing is, I noticed that like you know the volume growth over the last couple of quarters have been sequentially, I mean, in terms of growth each quarter has been coming off. This could be a base affect, but is there something more to it as it lead up to the US elections, or do you think that, I mean, the other side of this question is do you think this growth will accelerate once the US elections is behind us.

Vivek Paul: First of all, I don’t think there is a consistent pattern to that. I think if you look at Q4, we had a bumper Q4 in terms of man month addition, and so as a result Q1 came off that. So I would not extrapolate that line too far in one direction. I do think that, you know, if you look at our growth rate this quarter and you see that you know we have had pretty decent growth rate in the quarter and we are calling for what we recon as a pretty decent growth in the next quarter. Clearly, this is an environment where some customers are restraining their activity. Once that restraint goes away, I think that we should continue to see an uptick or acceleration. I do however want to not be too optimistic about this whole offshoring controversy going away. As I said earlier, while certainly we continue to grow despite that, I think that and certainly it is no longer a campaign rhetoric that we are seeing. If you were to do a opinion poll, and look at opinion polls, this continues to be an issue with the US electorate, with the US population, and as Tom Freidman says, you know, the US has to figure out a way to find jobs that are not just working at Starbucks.

Trideep: I see, and finally, if you, like you know, I heard it somewhere, but just if you could quantify the new account pricing which will be coming higher, by how much higher it is?

Vivek Paul: I am sorry.

Trideep: I mean the new accounts coming in at higher prices the comment that you made, could you quantify by what quantum is it higher, 10% or 5%?

Vivek Paul: My finance team was telling me that the word nicely higher remains a very good choice of word.

Trideep: Well! Thanks a lot, good results, and best of luck for future.

Moderator: Thank you very much sir. Next question comes from Mr. Bhavtosh Vajpayee of CLSA.

Bhavtosh Vajpayee: Hi! Could the management break up the attrition in IT and BPO last quarter?

Balki: The attrition in IT services is 17%.

Bhavtosh Vajpayee: And in BPO?

Raman Roy: In BPO services the total attrition is 20%, which is broken up 6% for people within training before they go into production and therefore do not need necessarily the norms, and post-training the attrition is 14%.

Bhavtosh Vajpayee: All right.

Balki: And in IT services the voluntary attrition has dropped by 1% point versus the previous quarter; it has come down from 16 to 15%.

Raman Roy: The attrition numbers I gave are present numbers for quarter please.

Balki: And in IT services the numbers are annualized.

Bhavtosh Vajpayee: All right. Last quarter the company had broken up the pricing increase and you had said that out of 3.2% about 2.5 was because of productivity and 0.7 was because of rate increase from select clients. Is there some sort of break up that you can provide this time?

Suresh Senapaty: It is difficult to guide you unfortunately you segmentation numbers.

Bhavtosh Vajpayee: And finally is there any plan to merge the Infotech and global IT business given that the case studies that you are building up within Infotech are impressive on the infrastructure and systems integration side and that experience can be cross sold in the US and European markets.

Vivek Paul: Well certainly you know we work as one team and so whatever experience we build in India we are able to carry out to the global markets as well. So I think that leveraging does not require either a legal or a organizational merger, perhaps this moment in time we continue to be able to benefit from the experience we get in the global market that we carry to our Indian customers positioning Wipro Infotech as a very strong brand, and likewise taking the capabilities that we develop here and carrying them to the global markets. I think that proposition is working quite well frankly.

Bhavtosh Vajpayee: Yeah my question was basically on the perception because your actual IT Revenues if you include Wipro Infotech are a lot higher, at least materially higher than the global IT services at top line. So probably from a marketing or perception side it could make a difference?

Vivek Paul: I think that is good input, but I think you know we will let you do the addition.

Bhavtosh Vajpayee: Right, thanks.

Moderator: Thank you very much sir. We have our next question from Mr. Shekhar Singh of DSP Merrill Lynch.

Shekhar Singh: Hello sir. Just wanted to know like on the BPO side are you trying to get into areas like receivables management, collections or say tax filing returns etc., the slightly more value added areas of the BPO business?

Raman Roy: We continue to evaluate; we have a team working on evaluating what the opportunities are in the market place and the understanding what the customers need and understanding what could successfully be leveraged from a remote location, and over the last 4-5 quarters we have added to our product mix and it continues to be an element that we continue to look at. We are specifically focused on at this point in time looking at areas in transaction processing, in finance accounting, in HR, in procurement, and so on. We have created a product of business optimization services that we are taking to the market place and the initial reactions that we are seeing from our customers are very positive. We are testing the product with pilots and we are very encouraged by the response that we are getting from our customers.

Shekhar Singh: Okay, but right now like the percentage of Revenue from transaction services will be pretty small.

Raman Roy: At this point of time 85% of our Revenue for this quarter comes from voice based services and we have grown our share of non-voice based services, which includes transaction processing and some of the newer aspects that we have launched to about 15%.

Shekhar Singh: Secondly, related to the software services area, lot of these small semiconductor companies they have given warnings, does it in any way impact Wipro, the embedded software portion of Wipro?

Vivek Paul: Not really, I mean, I think if you look at our embedded software units, whatever we do in the semiconductor space actually is primarily with the large company. So we don’t really have that as an impact. Having said that we have seen a couple of semiconductor customers called down their Revenue outlook for next quarter and that has been built into the overall guidance that we have given, that is the beauty of Wipro’s integrated diversion knowledge service minds where we have the ability to be able to have steady sustainable growth, no matter the ups and downs in individual segments.

Male Speaker: And also just to supplement, our embedded and product engineering division business have not only semiconductor space but it also plays in the consumer electronics, automotive space, computing platforms etc.

Vivek Paul: Well diversified.

Shekhar Singh: Okay, Vivek if you can just, I have just wanted some sort of a comparison, if you go back to 2000 or say 1999 actually, we started with lot of these warnings actually coming in towards the end of 1999, and then by 2000 beginning like most of the even the software services companies starting feeling the impact, and Wipro because of its focus on the technology companies, semiconductor and telecom, you felt some sort of a heat. Now this time again we have started seeing some of these warnings coming in. How is the situation different as compared to what it was in the late 1999 beginning 2000 as compared to what it is now?

Vivek Paul: Sure I think that you know first of all I think in terms of the overall activity this one seems a little bit different than 2000. 2000 we were seeing a business cycle turn, but this is again me playing economist, so bear with me, but you know I think that this time we are not seeing a business cycle turn, what we are seeing is a struggle I think in terms of just the uncertainty that lies ahead. Now the reason for that uncertainty that lies ahead and that is fundamentally because there still a unknown outcome as to what would happen with the elections and if Kerry gets elected what are the kind of compromises that might effect the business platforms. But the overall economy is sound, and I think that as a result, I tend to have a little bit more optimism that this is more you know 3-6 month phenomenon than it was in the year 2000. Having said that if you go back to 2000, we look at our own experience, we actually saw that except for one quarter our embedded unit continued to grow in every quarter through that cycle because the beauty about this business is that the strengths of business in the sense that when times are bad people outsource more because they want to save money and when times are good people outsource more because they have more work to get done.

Shekhar Singh: Yeah but then they cut the rates.

Vivek Paul: Well I think that today if you looked at the volume demands, I think that we certainly are in a situation where there is nobody sitting on large benches, everybody is under pressure for hiring, everybody is under pressure for attrition. So if we were to take a negative view on the rates, it would have to be after several quarters downturn I would say, and most people are having pretty flush order books right now.

Shekhar Singh: Okay thanks a lot.

Moderator: Thank you very much sir. We have our next question from Mr. Pratish of SBI Caps.

Pratish: Sire there are two questions: one from the Europe side, we have seen a pretty sharp growth in Europe in this quarter, any reason for this?

Vivek Paul: I think it is not something that sort of specific, I think it is just that is way the numbers took off, we had a few clients that really took off in this quarter, then we were ramping up, but you know I wouldn’t read too much into that, it is just part of the overall growth story. It is one element of that.

Pratish: Okay. And second on the SG&A side for IT services, we have seen pretty decline, and you know even this quarter there is a decline in SG&A expenses, any trend going forward on this side?

Suresh Senapaty: Yeah we would expect it to be very narrow range movement.

Vivek Paul: I think in rupee terms it is flat as a percentage of sales it has got the volume gearing.

Balki: Yeah it still is a flat number as against 10.6 for the quarter versus 10.7 for the previous quarter.

Pratish: Okay, thanks very much.

Moderator: Thank you very much sir. We have our next question from Mr. Manoj of JP Morgan.

Manoj: Hi good afternoon sir. Congratulations on an excellent quarter. My question again goes back to the pricing side, and if I look at pricing for this quarter both Onsite and Offshore, it is probably back to where it was around three years ago. So if you look at your highest level of pricing in the past 6-7 years, it is 4-5% below that. What I am trying to get at here is how much more leverage do we have on the pricing side going forward and what do we think will drive that?

Vivek Paul: Well I think you know in some sense we have been having a reversion to the mean over the past several quarters, so as a result our pricing has been elastic in a much faster way than you would otherwise expect. I think that as we go forward, we continue to see an environment where you should be able to see stable pricing plus an ability to move mix up, but I don’t think that we would see pricing grow at the torrid pace that we had over the last couple of quarters.

Manoj: Sure, and I think a related question to that is again on the margins. So while the pricing has actually come back as I said to what it was 3 years ago, margins if you look at the operating margin side, it is around

7-8% lower than what it was around 3 years ago. Could you, of course, there have been few changes in the business model in terms of new service offerings coming in, but what more productivity gains could we have on the margin side, assuming pricing remains flat from here on?

Vivek Paul: You heard Suresh Senapaty talk a little bit about some of the drivers on margins which were IP sales as well as the competition, and I think relative to if you were to compare to the 3 year ago time frame you also have to adjust for the exchange rate. So I think that you have those as being relative drag if you will. Now I think if you look going forward the hedging for what is worth is actually to get in a such stability in terms of outlook as to what we should be expecting in terms of exchange rate, and so in some quarters when the rupee is weak, we will look not so smart; and some quarter when rupee is strong, we will look brilliant. So I think that having taken that out of the equation, in terms of the impact, I think that we continue to see you know modest price increase and continue to draw productivity in the sense that we can mix down our competition cost by having higher emphasis on rookies, lower our cost of operations by ramping up Calcutta, which is a lower cost center. So we can neatly look at things that we can do to be able to maintain or manage or margins.

Manoj: Sure. Just one last question from my side. On the fixed priced business, we talked about having higher productivity on fixed price. As whole fixed price as component, are our margins on fixed price higher than time and material or it is the same?

Vivek Paul: You know I don’t think we have shared that information, but you know it is not ...., no we have not shared that information. That suffices to say that you know we do get, you know when we manage our fixed priced projects well, we do get very nice margins.

Manoj: Thank you, thanks a lot.

Moderator: Thank you very much sir. Next, we have Mr. Mick from Arete Research, London.

Mick: Question on the acceleration in European growth that you have been seeing. Can you just talk a little bit about what offerings do you see pick up in Europe? Where does the growth is; UK focused or broader expansion, and a little bit about verticals, I know it is obviously focus here, and then finally perhaps some color on your partnering model with companies such as Odena. Thank you.

Vivek Paul: I will ask Sudip Bannerjee to answer your question.

Sudip Bannerjee: Well in terms of the countries from where we are getting our business, UK continues to be our largest business followed by the back territory, and Netherlands has certainly been the big market for us in the last quarter. With Odena we have a partnership going and that partnership is a strong partnership, which we hope to leverage; it is a relatively recent partnership, so we will still have to see the results as we go forward. In terms of the industry verticals, the largest share of the business comes from the energy and utilities market, and within that primarily the oil and gas segment.

Mick: And has there been any particular package offerings like package implementation or is there any particular offering that is driving growth in Europe?

Sudip Bannerjee: Well it is the SAP for the utilities industry, which is one of the large contributors to our growth; it is also our infrastructure management services, both of them are growing pretty rapidly.

Mick: And are you seeing a broad European acceleration in growth or is it just pretty much sort of UK, Netherlands focus. Sorry I couldn’t quite hear the answer before.

Sudip Bannerjee: Our focus continues to be in the continental Europe besides UK and Netherlands, so we are working in Germany and France, we are getting clients and they are all ramping up. So we are hoping that in the future we will also get similar successes from the other territories in Europe.

Mick: Okay thank you, and one last question from me. What percentage of sales in Europe is your biggest 1 and 5 client for you?

Sudip Bannerjee: Well we are not giving individual client data, but I think the largest client continues to be from the UK.

Mick: Okay great, thank you very much.

Moderator: Thank you very much sir. Our next question comes from Mr. Sandeep Shah of Tower Capital.

Sandeep Shah: Sir, if we look at the number of clients more than 20 million, it has risen to around 16 from 12 in the last quarter. So, is it an increase in spending which is happening and this increase has been for the diverse verticals or for any particular verticals?

Vivek Paul: I think if you look at the split of the new accounts added, of the 35 new accounts added, as I said 23 in the US. If I look at the split by business line, 19 are in the IT and 3 are in the BPO, as will be the rest in telecom and R&D business, and if you look at that there is really you know we are seeing a strong growth, actually pretty balanced growth across energy and utilities, manufacturing, health care, retail is very strong.

Sandeep Shah: Okay and we expect this number to be sustainable going forward?

Vivek Paul: Well, we have had very consistent level of new account openings for a few quarters now.

Sandeep Shah: Okay, thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Sukhvinder of Amit Nalin Securities.

Sukhvinder: Hi! Good afternoon everyone. Sir if you look at the India and Asia-Pacific IT Revenues, it fell by 26% quarter-on-quarter. Now I just want to understand, is it the severe competition or the low IT spending in the region which lead to the lower growth.

Suresh Senapaty: If you look at the Indian IT business, we are significantly present in the hardware segment also, and if you have looked at these last trends, always you get a very high peak in the quarter ending March, and next you get a fairly good peak also in the quarter ending September. So the product part is little cyclical, and it is in tune with that the Q4 Revenues were much higher than what we have seen in the Q1.

Suresh Vaswani: I will just use this opportunity to talk about the India and Asia-Pacific business. Q4 tends to be a peak, Q1 is typically a lean quarter, but I would say this quarter we have had a good performance, Wipro Infotech has grown 68% by Revenue on a year-on-year basis vis-à-vis the same period last quarter, and roughly 50% by profit. The services part of the business has grown 60%, the products business has grown roughly 73%, Revenue from the services business in Asia-Pacific and Middle East has grown on a year-on-year basis again by 118%, and we won you know I would say 56 significant projects, you know system integration type projects, facilities management, infrastructure management type projects and software integration projects across India, Asia-Pacific, and the Middle East. So this quarter though looks slower than Q4, and that is the normal trend because of the product base, is a very good quarter from a year-on-year perspective.

Sukhvinder: My next question is relating to the accounting policy, I just want to understand the rationalization behind change in accounting policy. This matter has been answered in the initial statement, but I joined the conference little bit late.

Suresh Senapaty: This you are referring to the foreign exchange hedging accounting? There is only one change in the accounting policy, which is with reference to foreign exchange.

Sukhvinder: This has been made marked to market.

Male Speaker: That is right.

Sukhvinder: Okay, thanks a lot that is right.

Moderator: Thank you very much sir. Next, is a follow up question from Mr. Chetan Shah of Quantum Securities.

Chetan Shah: Yeah thanks, actually my question has been answered.

Moderator: Thank you very much sir. Our next follow-up comes from Mr. Amit Khurana of InvestSmart.

Amit Khurana: Thanks. Could you give us the CAPEX that we did for first quarter and any visibility on what we intend to do for the next three quarters?

Anjan: Yeah Amit, if you have any other questions, you can go ahead with that.

Amit Khurana: Okay, second, Vivek we keep on hearing these terms likes pricing or realization or yield managements, really you know, at one point in time we unless try and understand as what all this mean, basically how does one manage the realization; is it a quotient wherein previously we were hearing chances of putting a 100 member team let us say and charging only for 90, any such practice on, or how does one manage realization differently from pricing?

Vivek Paul: Well I think that you know I would say that yield management and realization are pretty similar, which is ultimately you want to measure what is your return per person, and that is what we publish in terms of how much we get, and to me that is the ultimate measure, and the way you manage that is as I mentioned earlier you manage that through pricing which is head on, you know you go to a customer and you say I want to charge more for what I was charging you more than I was charging you yesterday, but second is being able to charge new customers a higher rate than existing customers because we don’t have the legacy of the past. Those two are what I would call pricing factors, and then the realization factors are, one is your mix, which is your ability to be able to charge higher for higher end services to the same customers who will be willing to pay higher for let us say infrastructure solutions or package implementation, and the last element is fixed priced productivity where by being able to get a higher value per applied hour because you were able to do it more efficiently you increased your realization. So that is how it separates the buckets of pricing and realization to be able to get the overall effective dollar per man month that you apply in the business.

Suresh Senapaty: Just on the CAPEX, the investment last quarter in the global IT business was about Rs. 110 crores.

Amit Khurana: And any numbers for fiscal ’05.

Suresh Senapaty: Well we don’t give full guidance with respect to such granular levels.

Amit Khurana: Okay fair enough, fine, thanks a lot.

Moderator: Thank you very much sir. Our next follow-up comes from Mr. Pramod Gupta of HSBC Securities.

Pramod Gupta: My question has been answered, thank you.

Moderator: Thank you very much sir. Participants who wish to ask questions, may please press *1 now. We have our next follow-up question from Mr. Manoj of JP Morgan.

Manoj: Yeah, good afternoon sir. My question actually relates to your consulting business and there you reported a couple of acquisitions last year, but we see as a percentage of Revenue consulting actually continues to come down. Can you just talk us a little bit through what is happening there and what is the expectation on the consulting business going forward?

Vivek Paul: Sure. I think that what we have done is we have blended consulting into our ADM practices, and basically have been able to use the same consultants for both account openings, account management, as well as driving let us say a project development or driving even a niche package implementation business. So as a result consulting as a separate stream has become more and more difficult to segregate and particularly since our focus on consulting has really been not necessarily to create a parallel line with its own Revenue and operating margin as much as to use it as a catalyst for driving our overall business. So we try to integrate as much down the line as we can with the individual vertical teams and the SBUs.

Manoj: Thank you.

Suresh Senapaty: Can we have the last question operator?

Moderator: Sure sir. Our last question is a follow-up from Mr. Mick of Arete Research, London.

Mick: Just wanted to get your thoughts on attrition, annualized 17%, given the acceleration in growth rate and headline growth that your peers in the service are staying in the quarter, do you expect that to actually rise before we start that seeing go down?

Vivek Paul: I am sorry, you said how much attrition, you said ...., 17%, sorry, okay. Yeah I think that clearly attrition is rising because of the higher demand for people in the country as India has been discovered. We are trying to manage our attrition in two ways. One is to try and spread as much as of the business outside Bangalore as we can, because Bangalore is very heavy on attrition because revolving door here is spinning faster and faster and the second by realigning the compensation levels.

Azim Premji: You know I would just request Suresh Vaswani, who is President of our Wipro Infotech business to give you some quick idea of how we get synergy between our domestic IT business and our global IT business through some organizational structuring.

Suresh Vaswani: What is not so well known in fact I manage Wipro Infotech, but I also manage the technology infrastructure services business globally, which resembles the sort of work that we do in India, and the testing services business globally. So you know these organizations restructured and in any case this was happening earlier, we are able to leverage adequately the strengths of both the organizations, both in the global market place as well as in the domestic market place. We are a very significant infrastructure services player with a large number of strong infrastructure relationships and we are able to get the best practices of this globally as well as use some of the best practices globally in the software space, particularly in the domestic market. So there is adequate amount of leveraging happening, organizationally as well as in terms of knowledge management, people movement, and so on and so forth.

Moderator: Thank you very much sir.

Lakshminarayana: All right Prathibha. We close the call. Thank you ladies and gentlemen for participating in the call. If you need anything else please feel free to call the investment relations team and we will be more than happy to respond to your query. Thank you and have a great day.

Moderator: Ladies and gentlemen, thank you for choosing Cyber Bazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.

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